Exhibit 4.10
EMPLOYMENT AGREEMENT
I. PARTIES
     This Employment Agreement is between Metal Storm Inc., a corporation incorporated under the laws of the state of Delaware in the United States of America with its registered office located at 9 East Lockerman, Dover, in the State of Delaware (hereinafter referred to as “MS”), and Arthur D. Schatz, an individual residing at 9218 Town Gate Lane, Bethesda, Maryland (hereinafter referred to as “Schatz”).
II. AGREEMENT PURPOSE
     The purpose of this agreement is to state the terms and conditions of employment for Schatz by MS and the responsibilities and obligations of Schatz to MS.
III. EMPLOYMENT
A. Position
     MS hereby employs Schatz, and Schatz hereby accepts such employment, as Senior Vice President, North America, for MS on the terms and conditions set forth herein.
B. At-Will Employment
     Schatz’s employment as Senior Vice President, North America, is wholly at the will of MS and subject to termination, with or without cause, at any time and for any reason.
C. Duties and Authority
     As Senior Vice President, North America, Schatz will report to Mr. J.M. O’Dwyer, Chief Executive Officer of MS, and will perform such duties and responsibilities regarding the overall development and day-to-day direction and administration of MS’s business in North America as defined by MS. Schatz will be given full authority necessary to accomplish assigned duties. Such duties and responsibilities shall include but not be limited to: overall responsibility for the development, promotion and advancement of the company and its unique technology to military and commercial interests in the United States of America and to discharge all duties instructed generally by, and act under the general instructions of, the Managing Director of the company’s holding company, Metal Storm Limited, who is, at the Commencement Date, Mr. James Michael O’Dwyer (hereinafter referred to as “the Managing Director”). In fulfilling his responsibilities as Senior Vice President, North America, Schatz will devote all of his time, attention, skill and best efforts to the business and affairs of MS. In addition, Schatz will use his best efforts at all times to promote and protect the good name of MS as well as that of its respective officers, directors, employees, agents, products and services. Schatz will comply with all MS policies and procedures. Without limiting the foregoing, both during his employment and following the termination of such employment, Schatz will not defame or disparage the business, products, services, officers, employees or other representatives of MS or otherwise do anything to detract from or reflect adversely upon their reputation. Finally, Schatz warrants that he will not enter into any contract for the sale of goods and/or services on behalf of MS without first obtaining written approval from MS.
D. Laws and Regulations
     Schatz is solely responsible for compliance with all applicable laws, regulations, rules, court orders, ordinances, and other requirements of the United States. Schatz warrants that he is or will become familiar with and will fully comply with all such requirements including, but not limited to, Government security regulations, the Arms Export Control Act, the ITAR, the

Foreign Corrupt Practices Act of 1977, and all federal, state, and local laws and regulations applicable to Government contractors, including but not limited to such laws and regulations as may relate to communications and dealings with Government employees and to the solicitation, disclosure and handling of information relating to the procurement of goods and services by the Government. Since Schatz is not a lawyer, MS agrees to provide to him competent counsel to aid him in the discharge of the responsibility described herein.
     Schatz specifically warrants that during his employment by MS, he will maintain eligibility for all necessary security clearances with the Unites States Government. In particular, Schatz warrants that he will maintain eligibility to participate in all aspects of contracting with federal, state and local governments.
E. Location
     Schatz shall operate out of an office located at his home in Bethesda, Maryland until the time that MS’s offices in the Washington, D.C. metropolitan area are established. At that time, Schatz shall operate from MS’s offices.
F. Commencement Date
     Schatz’s employment with MS shall commence effective a date to be agreed with the Managing Director
IV. COMPENSATION AND RELATED MATTERS
A. Base Salary
     In consideration for Schatz’s performance of the duties and responsibilities set forth in this Agreement, MS shall pay Schatz a base salary of One Hundred Thirty Thousand U.S. Dollars ($130,000.00) per year, payable in equal monthly installments or in such other manner as the parties may mutually agree. The performance by Schatz of his duties and responsibilities hereunder shall be subject to periodic review by MS, and his salary as specified in this Section may be increased or decreased, as necessary, as a result thereof. At any time, Schatz shall be entitled to treat an aggregate decrease in salary of fifteen percent (15%) or more as a termination by MS triggering the provisions of Article V of this agreement.
B. Shares and Share Options
     In further consideration for Schatz’s performance of the duties and responsibilities set forth in this Agreement, MS shall issue Schatz 50,000 fully paid shares at the end of each year of employment for the first two years of employment, subject to an annual review of Schatz’s performance which in the absolute view of the Managing Director is satisfactory in all respect. In addition, pursuant to the Metal Storm Limited Employee Option Plan, MS shall grant Schatz 250,000 share options, exercisable at a price of not more than A$1.17 (On Dollar and seventeen cents Australian currency). These options shall vest one year after due date of employment provided Schatz does not leave the employ of MS of his own volition except for illness, and must be exercised by Schatz within four years from the commencement date of employment. In the event that Schatz’s employment is terminated pursuant to Section V of this Agreement, Schatz shall have 120 days from the date of termination in which to exercise any options, provided they are exercised within four years from date of employment.
C. Expenses
     MS shall reimburse Schatz for such reasonable and necessary expenses, including travel and entertainment expenses, actually incurred by him as are directly related to the rendering of services in connection with this Agreement. Schatz shall provide appropriate documentation of all reimbursable expenses in accordance with MS’s procedures. MS shall reimburse approved expenses within thirty (30) days after submission of the appropriate documentation.
D. Medical and Dental Expenses

     MS shall contribute an amount not to exceed Three Thousand Six Hundred U.S. Dollars ($3,600.00) per year, payable in equal monthly installments, toward Schatz’s medical and dental insurance premiums during the period of his employment and, thereafter, only as may be required by law.
E. Vacations
     In addition to all statutory United States holidays, Schatz shall be entitled to fifteen (15) working days vacation in each calendar year to be taken at such time or times as the business of MS permits.
V. TERMINATION
1.	A. Termination by MS This Agreement may be terminated at the will of MS, with or without cause, at any time and for any reason.

B. Termination by Schatz
     This Agreement may be terminated by Schatz upon sixty (60) days’ prior written notice by him. Upon termination of this Agreement by Schatz, MS shall pay him his then current annual Base Salary through the effective date of such termination.
C. Termination Package
     1. In the event that MS shall terminate Schatz for any reason, other than on account of an act of moral turpitude by him or on account of a serious, intentional breach of this agreement subject to Schatz’s execution of a Release of all claims against MS surrounding his employment and termination, MS shall pay Schatz his then current annual Base Salary through the effective date of such termination, plus a payment in an amount equivalent to his, then current, annual Base Salary but in no event less than his initial annual Base Salary. This amount will be payable in twelve (12) equal monthly installments (“Termination Package”).
     2. In the event MS is acquired by or merged into another corporation or entity and Schatz is terminated within one (1) year of such acquisition or merger, Schatz is entitled to receive a sum equal to twice his then annual Base Salary in a lump sum. If Schatz’s employment is terminated after one (1) year of, but before the expiration of the second year from such acquisition or merger, Schatz is entitled to receive a sum equal to his then annual Base Salary in a lump sum. There shall be no entitlement under this sub-clause if Schatz’s employment is terminated after the expiration of two (2) years from the acquisition or merger date.
VI. PROHIBITION ON COMPETITION
     Both during the term of this Agreement and for a period of twelve consecutive months after Schatz leaves MS’s employment for any reason, with the exception of the “other employment” authorized by MS pursuant to Section VII of this Agreement, Schatz shall not:
     1. either directly or indirectly become employed by or in any way aid or associate himself in any capacity with any business competitor of MS, or competitor of any subsidiary corporations and affiliated organizations owned or managed by MS, which provides the same services or substantially similar services as provided by MS or any subsidiary corporations and affiliated organizations owned by, controlled by or managed by MS; or
     2. solicit for employment or seek to employ or employ any individual who was an employee of MS, or any subsidiary corporations and affiliated organizations owned by, managed by or controlled by MS, at any time during the twelve (12) consecutive month period immediately preceding Schatz’s cessation of employment with MS, provided however, this prohibition shall not apply if Schatz recruits a MS employee to a business not in competition with MS.
     3. The geographic scope of this non-competition agreement shall include all states and/or countries in which MS has a facility or offices, or conducts business, during Schatz’s employment by MS.
     4. Schatz acknowledges that a breach of the competition prohibition contained herein may result in irreparable and continuing damage to MS’s business for which there is no adequate remedy at law. Schatz further agrees that in the event of any such breach of such restrictions, Schatz shall forfeit any right to a Termination Package, and MS and its successors and assigns shall be entitled to injunctive relief and to such other appropriate relief as may be necessary.
     5. If any provision of this Article is adjudged by a court to be invalid or unenforceable, such a finding will in no way affect the validity or enforceability of any other provision of this Article. The parties expressly agree that if a court holds any provision of this Article to be invalid or unenforceable the court shall have the power to reduce the duration and/or geographic scope of this Article, and/or delete specific words or phrases so that it is enforceable.
VII. OTHER EMPLOYMENT
     A. Schatz agrees not to enter into an employment relationship with any employer other than MS during the term of his employment with MS unless he first receives express written approval from MS.
VIII. PROHIBITION ON DISCLOSURE OF CONFIDENTIAL INFORMATION
          A. Government Confidential Information
          1. Schatz shall not, directly or indirectly, improperly disclose to, solicit or obtain, either from Government officials, other Government contractors or any other individual, information prohibited by law from disclosure including, but not limited to, proprietary or source selection information as defined by law and regulation. Schatz shall notify MS immediately if he comes into possession of proprietary or source selection information of the U.S. Government or another Company or becomes aware of any possible violation of the federal laws and regulations prohibiting the disclosure or solicitation of such information.
          2. Schatz agrees to comply with all applicable Laws, Executive Orders and other requirements governing the use and handling of information subject to the Arms Export Control Act and/or information classified for national security purposes.
          B. MS Confidential Information
          1. Schatz acknowledges that, in connection with his employment, Schatz may be furnished with, or may otherwise receive or have access to, information which relates to the MS’s past, present or future materials, products, software, research, development, improvements, inventions, processes, techniques, pricing, designs or other technical data, customer and prospect lists or other compilations for marketing or development, or regarding administrative, management, financial, marketing or manufacturing activities of the MS or of a third party which provided such items or proprietary information to the MS on a confidential basis. All such items and information, including any materials or documents containing such information, shall be considered by MS and Schatz as proprietary and confidential (collectively, the “Proprietary Information”).
          2. Both during and after the terms of this Agreement, Schatz agrees to preserve and protect the confidentiality of the Proprietary Information and all physical forms thereof, whether disclosed to Schatz before this Agreement is executed or afterward. In addition, Schatz shall not (i) disclose or disseminate the Proprietary Information to any third party, without a legitimate need to know, which need to know relates to such third party’s responsibilities in connection with the business of MS; (ii) copy the Proprietary Information or remove the Proprietary Information for MS’s premises without a valid purpose directly related to Schatz’s responsibilities in connection with the business of MS; or (iii) use the Proprietary Information for Schatz’s own benefit or for the benefit of any third party.
          3. Schatz acknowledges and agrees that all Proprietary Information used or generated during the course of working for MS is the property of MS. Schatz agrees to deliver to MS all originals and copies of documents and other tangibles (including diskettes and other storage media) containing Proprietary Information immediately upon termination of his employment.
          4. Schatz agrees and acknowledges that during his employment, MS shall own all rights, including all trade secrets and copyrights, in and to all works created by the Schatz, whether created on or off MS’s premises, including, but not limited to: (i) works that relate to or arise out of MS’s actual or anticipated business; and (ii) works that results from or in any manner arise out of any task assigned to Schatz or any other employee by MS or work performed by Schatz or any other employee for MS (collectively “Works”). MS shall own such Works whether or not created outside normal business hours and regardless of whether MS’s equipment, Schatz’s equipment or the equipment of a third party or entity is used to create the Works. Such Works shall include program codes and source documentation. To the extent that any such Works do not qualify as works made for hire under U.S. copyright law, this Agreement will constitute an irrevocable assignment by Schatz to MS of the ownership of, and all rights of copyright in, such Works, and Schatz shall, at MS’s expense, execute any writings to evidence such ownership. MS shall have the right to hold in its own name all proprietary rights in the Works, including but not limited to, all rights of copyright, trade secret, patent and trademark. Schatz agrees to give MS or its designees all assistance required to perfect such rights.
          5. Schatz shall, and hereby does, assign to MS his entire right, title and interest in any invention, technique, software, computer program, process, device, discovery, improvement or know-how, patentable or not, hereafter made or conceived solely or jointly by Schatz at any time during his employment which (i) are created using MS facilities, supplies, information trade secrets or time; (ii) relate to MS’s business or actual or anticipated research and development; or (iii) directly or indirectly result from any work performed by Schatz. Schatz shall disclose any such invention, technique, process, device, discovery, improvement or know-how promptly to an officer of MS and Schatz shall, upon request, promptly execute s specific assignment of title to MS, and do anything else reasonably necessary to enable MS to secure patent, trade secret or any other proprietary rights protected in the United States or foreign countries.
          IX. Schatz acknowledges that a breach of this restriction of confidential information may result in irreparable and continuing damage to MS’s business for which there is no adequate remedy at law. Schatz further agrees that in the event of any breach of this restriction of disclosure of confidential information, Schatz will forfeit any right to a Termination Package, and MS and its successors shall be entitled to injunctive relief and to such other further relief as may be proper. MISCELLANEOUS
     A. Return of MS’s Property
          Upon termination of Schatz’s employment with the MS, for any reason, Schatz shall return to MS, in good condition, all property of MS, in whatever format, including without limitation, the originals and all copies of any materials which contain, reflect, summarize, describe, analyze or refer or relate to any items of information listed in Section VII this Agreement. In the event that such items are not so returned, MS will have the right to charge Schatz for all reasonable damages, costs, attorneys’ fees and other expenses incurred in searching for, taking, removing and/or recovering such property.
     B. Remedy
     1. In the event of any breach of the provisions of this Agreement by Schatz, the parties acknowledge that MS may suffer irreparable injury and that the injury to MS cannot be reasonably or adequately compensated in damages in any action at law. Accordingly, Schatz acknowledges and agrees that in such case, MS shall be entitled to injunctive relief, specific performance or other equitable relief and Schatz hereby expressly agrees and consents to the entry of such order or relief restraining him from such actions as would constitute a breach of any of the provisions of this Agreement. Such relief shall be in addition to any other remedy to which MS may be entitled at law or in equity.
     2. Amendment
     Any amendment to this Agreement shall be made in writing and signed by the parties.
     C. Governing Law
     This Agreement shall be governed by the law of the State of Maryland, without regard to conflict of laws principles.
     D. Notices
     All notices under this Agreement shall be in writing and personally delivered or mailed, by registered or certified mail, to the addresses of the parties first above written, or to such other address as a party may designate by notice delivered in accordance with this Section. Any notice shall be deemed to have been delivered when served, if personally served, and ten (10) business days after mailing, if mailed.
     E. Waivers
     No claim or right arising out of a breach or default under this Agreement can be discharged in whole or in part by a waiver of that claim or right unless the waiver is supported by consideration and is in writing and executed by the aggrieved party hereto.
     F. Assignment
     The rights and obligations of MS under this Agreement shall be binding upon, and inure to the benefit of, MS, its successors, affiliates, subsidiaries and assigns. This Agreement and the obligations created hereunder may not be assigned by Schatz.
     G. Partial Invalidity
     If any provision of this Agreement is held to be invalid, void or unenforceable, in whole or in part, then such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extent permitted by law as if such provision had been originally incorporated herein as so modified or restricted or as if such provision had not been originally incorporated herein, as the case may be In the event that any provision of this Agreement is held to be invalid, void or unenforceable, the remaining provisions shall continue in full force and effect, without being impaired or invalidated in any way.
     H. Entire Agreement
     This Agreement supersedes any other oral or written agreements between the parties and contain the entire agreement between the parties with respect to Schatz’s performance of services for MS.
For
METAL STORM INC.

/S/ Wayne A. Downing	/S/ Arthur D. Schatz

Director	Arthur D. Schatz
Dated: 22 May 2001	Dated: 22 May 2001